EXHIBIT 3.1.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

TELESTONE TECHNOLOGIES CORPORATION

The undersigned, Directors of Telestone Technologies Corporation, a corporation existing under the laws of the State of Delaware, pursuant to Section 242 and pursuant to the Orders of the United States Bankruptcy Court for the District of New Jersey in Case Nos. 03-41805 (NLW) and 03-41806 (NLW), do hereby certify and declare as follows:

1.

The amendment to the Certificate of Incorporation of Telestone Technologies Corporation set forth below was approved unanimously by the Board of Directors of the Corporation effective as of August 16, 2004.

2.

The capital structure of the Company shall be reduced to no greater than the 100,000 common shares issued and outstanding (822 for 1/reverse split) from the Company’s authorized shares under its Articles of Incorporation.  The Board of Directors would be authorized to amend the Articles of Incorporation under the Plan without the need for shareholder approval prior to closing an Exchange Agreement.

3.

Shareholder approval is not required by virtue of the Orders of the Bankruptcy Court Order, a copy of which is attached as Exhibit “A” and incorporated herewith as though fully set out and the Bankruptcy Court having the requisite authority and jurisdiction.

The provision to the Certificate of Incorporation entitled “Fourth” is hereby amended in its entirety to read as follows:

FOURTH.  The aggregate number of shares of capital stock that the Corporation will have authority to issue is one hundred ten million (110,000,000), one hundred million (100,000,000) of which will be shares of common stock, having a par value of $.001 per share (the “Common Stock”), and ten million (10,000,000) of which will be shares of preferred stock, having a par value of $.001 per share (the “Preferred Stock”).

Preferred Stock may be issued in one or more series as may be determined from time to time by the Board of Directors.  All shares of any one series of Preferred Stock will be identical except as to the date of issue and the dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative.  Authority is hereby expressly granted to the Board of Directors to authorize the issuance of one or more series of Preferred Stock, and to fix by resolution or resolutions providing for the issue of each such series the voting powers, designations, preferences, and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in each series, to the full extent now or hereafter permitted by law.

Reverse Stock Split.   Effective as of August 16, 2004, (the “Effective Date”), each share of the Corporation=s common stock issued and outstanding immediately prior to the Effective Date (the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and changed (the “Reverse Common Stock Split”) into 822nd of one share of common stock, a par value of $0.001 per share (the “Post-Split Common Stock”).  Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Pre-Split Common Stock (the “Pre-Split Certificates”, whether one or more) shall be entitled to receive upon surrender of such Pre-Split Certificates to the Corporation=s Secretary for cancellation, a certificate or certificates (the “Post-Split Certificates”, whether one or more) representing the number of whole shares of Post-Split Common Stock into which and for which the shares of Pre-Split Common Stock formerly represented by such Pre-Split Certificates so surrendered, are classified pursuant to the terms hereof.  From and after the Effective Date, Pre-Split Certificates shall represent only the right to receive Post-Split Certificates pursuant to the provisions hereof.  If more than one Pre-Split Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of Post-Split Common Stock for which the Post-Split Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Pre-Split Certificates so surrendered.  If any Post-Split Certificate is to be issued in a name other than that in which the Pre-Split Certificate surrendered for exchange are issued, the Pre-Split Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Pre-Split Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Corporation=s Secretary that such taxes are not payable.  From and after the Effective Date the amount of capital represented by the shares of Post-Split Common Stock into which and for which the shares of the Pre-Split Common Stock are reclassified pursuant to the terms hereof shall be the same as the amount of capital represented by the shares of Pre-Split Common Stock so reclassified, until thereafter reduced or increased in accordance with applicable law.

IN WITNESS WHEREOF, we have signed this Certificate of Amendment this 16th day of August, 2004.

TELESTONE TECHNOLOGIES CORPORATION

/s/   Charles J. DeMory

Charles J. DeMory, Director

/s/   John Mangel, III

John Mangel, III, Director